Form of

JANUS INVESTMENT FUND

Janus Adaptive Global Allocation Fund	Janus High-Yield Fund
Janus Asia Equity Fund	Janus Money Market Fund
Janus Balanced Fund	Janus Multi-Sector Income Fund
Janus Contrarian Fund	Janus Overseas Fund
Janus Diversified Alternatives Fund	Janus Real Return Fund
Janus Emerging Markets Fund	Janus Research Fund
Janus Enterprise Fund	Janus Short-Term Bond Fund
Janus Flexible Bond Fund	Janus Triton Fund
Janus Forty Fund	Janus Venture Fund
Janus Global Allocation Fund – Conservative	INTECH Emerging Markets Managed Volatility Fund
Janus Global Allocation Fund – Growth	INTECH Global Income Managed Volatility Fund
Janus Global Allocation Fund – Moderate	INTECH International Managed Volatility Fund
Janus Global Bond Fund	INTECH U.S. Core Fund
Janus Global Life Sciences Fund	INTECH U.S. Managed Volatility Fund
Janus Global Real Estate Fund	Perkins Global Value Fund
Janus Global Research Fund	Perkins International Value Fund
Janus Global Select Fund	Perkins Large Cap Value Fund
Janus Global Technology Fund	Perkins Mid Cap Value Fund
Janus Global Unconstrained Bond Fund	Perkins Select Value Fund
Janus Government Money Market Fund	Perkins Small Cap Value Fund
Janus Growth and Income Fund	Perkins Value Plus Income Fund

Special Meeting of Shareholders

adjourned to April 25, 2017

Urgent Request

PLEASE SUBMIT YOUR VOTE TODAY!

Dear Shareholder:

The Special Meeting of Shareholders scheduled for April 6, 2017 has been adjourned to April 25, 2017 at 10:00 a.m. Mountain time. To date, our records indicate that we have not yet received your vote. If you have already voted, thank you. If you have not yet voted, please submit your vote promptly.

For the reasons set forth in the proxy materials, the Board of Trustees recommends that you vote “FOR” the proposals. Your vote is important no matter how many shares you own. We urge you to act promptly in order to allow us to obtain a sufficient number of votes to hold the meeting and avoid the cost of additional solicitation.

If you have any questions regarding the proposals, or need duplicate proxy materials, please contact Computershare Fund Services at 1-866-492-0863. Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m. and Saturday from 12:00 p.m. to 6:00 p.m. Eastern time. A copy of the proxy statement is also available on Computershare’s website at www.proxy-direct.com/jif-28315.

For your convenience, please utilize any of the following methods to submit your vote:

1. By Internet.

Log on to the website noted on your proxy card(s) or voting instruction form, enter the control number printed on the voting card(s), and follow the simple online instructions.

2. By Touch-Tone Phone.

Call the toll-free number found on your voting card(s) or voting instruction form, and follow the simple instructions.

3. By Speaking to a Proxy Specialist.

Call 1-866-492-0863 to speak to a live proxy specialist. We can answer your questions and record your vote.

4. By Mail.

Simply return your signed and dated voting card(s) or voting instruction form in the envelope provided.

5. Attend the Special Meeting of Shareholders on

April 25, 2017.

Please utilize one of the options above to vote your shares, so your vote can be received in time for the meeting.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES TODAY!

ADJ1_28315/S54700